Exhibit 99.1

FOR IMMEDIATE RELEASE
CONTACTS:

Michael Huang, Chief Operating Officer	Stephen D. Axelrod, CFA
Sino-Global, Beijing	Wolfe Axelrod Weinberger Assoc. LLC
+86-10-6439-1888	Tel. (212) 370-4500 Fax (212) 370-4505

SINO-GLOBAL ANNOUNCES FISCAL 2013 FINANCIAL RESULTS

- Shift in business to more protective services, creates improvement in gross margin levels -

- Turnaround in business well underway as company diversifying its customer base -

- Strong balance sheet with $3.0 million in cash and working capital of $2.7 million –

Beijing, September 27, 2013 – Sino-Global Shipping America, Ltd. (Nasdaq: SINO), an international provider of shipping agency services, today announced its selected financial results for fiscal year ended June 30, 2013.

Highlights for the Fiscal Year Ended June 30, 2013

•     Revenues decreased by 48.85% to US$17.3 million, from US$33.9 million in the fiscal year ended June 30, 2012.
•     Gross margin increased to 11.13% in the current fiscal year compared to 7.96% in the prior fiscal year.
•     Total general and administrative expenses were reduced by $1.36 million during the year, representing a decrease of 25.93% compared to the last fiscal year.
•     Net loss was US$2.58 million compared to net loss of US$2.81 million in fiscal 2012.
•     Basic and diluted losses per share were US$0.38 and US$0.61 for fiscal 2013 and fiscal 2012, respectively. Earnings and losses per share are adjusted for the non-controlling interest.

While China’s economic slowdown reduced the volume of iron ore imported into China and, consequently, hurt the company’s results in fiscal 2013, the company was able to streamline operations to improve gross margin, reduce overhead and reduce net operating losses. Mr. Michael Huang, Chief Operating Officer, noted, “As a result of the challenges we faced in 2013, we devoted significant efforts to controlling our costs. If we can grow our revenues with comparatively lower overhead and better gross margins, we expect favorable results in 2014 and beyond.”

The number of ships served decreased to 438 in fiscal 2013 from 477 in fiscal 2012, and the number of ships for which we provide higher per-ship revenue loading and discharging services decreased by 55.65%. As a result, revenues decreased significantly; however, the number of ships for which we provided protective services increased by 142.98%. These protective services, while lower revenue per ship, feature a higher gross profit margin for our company.

In connection with the shift of revenue mix, Sino-Global undertook an intensive cost cutting program, which decreased expenses by $1.4 million during fiscal 2013. Mr. Cao Lei, Sino-Global’s Chief Executive Officer, stated, “As challenging as 2013 was for our company, we have made significant changes towards the end of the year that are positive catalysts going into the new fiscal year. As a result of these efforts, we are a leaner company than this time last year, and we are able to focus on higher margin services, such as our protective services and our efforts in the chartering and logistics business. We believe that these efforts will pay off long term for investors, as we drive revenues with lower expenses.

Mr. Cao continued, “Looking forward, we want to increase our market share in the Chinese shipping agency market and to expand our business to related service areas through diversification. We believe we can meet these goals by continuing to focus on the high quality of our personnel, the positive relationships we enjoy with local ports, businesses and agencies and the breadth of services we offer to clients. In addition, we expect further cost cutting to occur as we reduce overhead expenses and streamline operations. With this in hand, I am looking forward to sharing improved economics within our business.”

Selected Financial Results for Fiscal 2013

Revenues

Total revenues decreased by 48.85% from $33,881,248 for the year ended June 30, 2012 to $17,331,759 in the comparable year in 2013. The number of ships that generated revenues for the company decreased from 477 for the year of fiscal 2012 to 438 for the comparable period of fiscal 2013. More importantly, the company provided protective services for more ships, which generated significantly lower revenues per ship. For the year ended June 30, 2013, the company provided protective services to 277 ships, compared to 114 ships for the year of fiscal 2012. In contrast, the company provided loading/discharging service to 161 and 363 ships for the years ended June 30, 2013 and 2012, respectively.

Cost of Revenues

Costs of revenues as a percentage of the total revenues decreased from 92.04% for the year ended June 30, 2012 down to 88.87% for the year ended June 30, 2013. Consequently, the company’s gross margin increased from 7.96% for the year ended June 30, 2012 up to 11.13% for the year ended on June 30, 2013. The gross margin increased because the company provided protective services to more ships, which had generated higher gross margin compared to loading/discharging services.

Operating Expenses

General and administrative expenses decreased by 25.93% from $5,236,167 for the year ended June 30, 2012 to $3,878,569 for the year ended June 30, 2013. This mainly due to (1) decreased office rent of $140,198, (2) a decrease of $536,028 in business promotion, (3) decreased public company listing expenses of $224,400, (4) decreased salaries and benefits for the company’s staff of $494,630, (5) decreased travelling expense of $89,370. The decrease of general and administrative expenses was offset by an increase of $351,493 in the bad debts provision. The company will continue its budget control efforts to reduce the general and administrative expenses as a percentage of total revenues.

Selling expenses decreased by 34.04% from $385,064 for the year ended June 30, 2012 to $253,987 for the year ended June 30, 2013. Most selling expenses are commissions paid to business partners who refer shipping agency business to the company.

Operating Loss

The company had an operating loss of $2,203,540 for the year ended June 30, 2013, compared to an operating loss of $2,924,314 for the comparable year ended June 30, 2012. The operating loss for the year of fiscal 2013 was decreased primarily due to the reduced costs of revenues and general and administrative expenses.

The company’s net financial expense was $15,520 for the year ended June 30, 2013, compared to our net financial income of $46,169 for the year ended June 30, 2012. The net financial expense was derived largely from the foreign exchange income recognized in the financial statement consolidation. Foreign exchange losses resulting from the settlement of foreign exchange transactions are recognized in the consolidated statements of operations.

The company’s income tax expense was $410,089 for the year ended June 30, 2013, compared to income tax benefits of $120,232 for the year ended June 30, 2012. The income tax expense of $413,900 was deferred tax expense resulted from an increase of the valuation allowance of deferred tax assets.

Net Loss

The company reported a net loss of $2,576,896 for the year ended June 30, 2013, compared to net loss of $2,812,969 for the year ended June 30, 2012. After deduction of non-controlling interest in loss, net loss attributable to Sino-Global Shipping America, Ltd. was $1,799,755 for the year ended June 30, 2013, compared to net loss of $1,768,075 for the year ended June 30, 2012. With other comprehensive loss foreign currency translation, comprehensive loss was $1,707,657 for the year ended June 30, 2013, compared to comprehensive loss of $1,703,123 for the year ended June 30, 2012.

Other Selected Data

The company has financed its operations primarily through cash flows from operations. As of June 30, 2013, the company had $3,048,831 in cash and cash equivalents. The company’s cash and cash equivalents primarily consist of cash on hand and cash in banks. The company deposited approximately 94.65% of its cash in banks in the USA, Australia, Canada and Hong Kong.

About Sino-Global Shipping America, Ltd.

Registered in the United States in 2001, Sino-Global provides high-quality shipping agency services internationally, with a particular strength in serving international shipments to and from Chinese ports. With local branches in most of China's main ports and contractual arrangements in all those where it does not have branch offices, Sino-Global is able to offer efficient, high-quality shipping agency services to shipping companies entering Chinese ports. With contractual relationships with local shipping agencies in Australia, India, Hong Kong and South Africa, Sino-Global provides complete shipping agent services to companies involved in trades ports in the USA and these countries.

Sino-Global provides ship owners, operators and charters with comprehensive yet customized shipping agency services including intelligence, planning, real-time analysis and on-the-ground implementation and logistics support. Sino-Global has achieved both ISO9001 and UKAS certifications.

Forward Looking Statements

No statement made in this press release should be interpreted as an offer to purchase any security. Such an offer can only be made in accordance with the Securities Act of 1933, as amended, and applicable state securities laws. Any statements contained in this release that relate to future plans, events or performance are forward-looking statements that involve risks and uncertainties as identified in Sino-Global's filings with the Securities and Exchange Commission. Actual results, events or performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as the date hereof. Sino-Global undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect the events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

For More Information

For a more detailed review of Sino-Global’s financial results for fiscal year ended June 30, 2013, please refer to the company’s filing on Form 10-K filing or Sino-Global’s web site: www.sino-global.com.

- Tables to Follow -

SINO-GLOBAL SHIPPING AMERICA LTD. AND AFFILIATE

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the years ended June 30,
	2013	2012
	US$	US$

Net Revenues	17,331,759	33,881,248

Cost of revenues	(15,402,743)	(31,184,331)
Gross profit	1,929,016	2,696,917

General and administrative expenses	(3,878,569)	(5,236,167)
Selling expenses	(253,987)	(385,064)
	(4,132,556)	(5,621,231)

Operating Loss	(2,203,540)	(2,924,314)

Financial (expense) income, net	(15,520)	46,169
Other income, net	52,253	134,970
Loss from equity investment	—	(190,026)
	36,733	(8,887)

Net loss before provision for income taxes	(2,166,807)	(2,933,201)

Income tax (expense) benefit	(410,089)	120,232

Net loss	(2,576,896)	(2,812,969)

Net loss attributed to non-controlling interest	(777,141)	(1,044,894)

Net loss attributable to Sino-Global Shipping America, Ltd.	$(1,799,755)	$(1,768,075)

Net loss	$(2,576,896)	$(2,812,969)

Other comprehensive income:
Foreign currency translation adjustments	38,082	25,732
Comprehensive loss	$(2,538,814)	$(2,787,237)

Less: Comprehensive loss attributable to non-controlling interest	(831,157)	(1,084,114)

Comprehensive loss attributable to Sino-Global Shipping America, Ltd.	(1,707,657)	(1,703,123)

Loss per share
-Basic and diluted	(0.38)	(0.61)

Weighted average number of common shares used in computation
-Basic and diluted	4,703,841	2,903,841

- More -

SINO-GLOBAL SHIPPING AMERICA LTD. AND AFFILIATE
BALANCE SHEET

	For the years ended June 30,
	2013	2012
	US$	US$
Assets
Current assets
Cash and cash equivalents	$3,048,831	$4,433,333
Advances to suppliers	231,772	360,277
Accounts receivable, less allowance for doubtful accounts of $690,065 and $357,042	3,142,203	3,788,966
Other receivables, less allowance for doubtful accounts of $233,950 and $80,000	142,206	377,835
Other current assets	12,488	82,257
Prepaid taxes	26,288	27,356
Deferred tax assets	—	175,000
Due from related party	541,377	541,377

Total current assets	7,145,165	9,786,401

Property and equipment, net	267,662	415,672
Other long-term assets	18,278	30,457
Deferred tax assets	105,100	344,000

Total Assets	7,536,205	10,576,530

Liabilities and Equity
Current liabilities
Advances from customers	710,172	303,437
Accounts payable	3,219,240	7,467,145
Accrued expenses	51,352	92,217
Other current liabilities	424,141	169,628

Total Current Liabilities	4,404,905	8,032,427

Total Liabilities	4,404,905	8,032,427

Commitments and Contingency

Equity
Preferred stock, 1,000,000 shares authorized, no par value;	-	-
Common stock, 10,000,000 shares authorized, no par value; 4,829,032 and 3,029,032 shares issued, as of June 30, 2013 and 2012; 4,703,841 and 2,903,841 outstanding as of June 30, 2013 and 2012	10,750,157	7,709,745
Additional paid-in capital	1,144,842	1,191,796
Treasury stock, at cost – 125,191 shares	(372,527)	(372,527)
Accumulated deficit	(4,856,613)	(3,056,858)
Accumulated other comprehensive income	54,791	16,709
Unearned Stock-based Compensation	(15,520)	(202,089)

Total Sino-Global Shipping America Ltd. Stockholders’ equity	6,705,130	5,286,776

Non-Controlling interest	(3,573,830)	(2,742,673)

Total equity	3,131,300	2,544,103

Total Liabilities and Equity	$7,536,205	$10,576,530

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